
02012287


RECEIVED
JAN 3 0 2002

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January 2002
(January 29, 2002)

NDS Group plc
(Name of Registrant)

One London Road, Staines
Middlesex TW18 4EX, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F__X__ Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes_____ No_X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

Annexed hereto as Exhibit A is a press release by NDS Group plc, dated January 29, 2002, announcing its unaudited financial results for the six months ended December 31, 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NDS GROUP plc

Date: January 29, 2002

By: /s/Richard Medlock
Richard Medlock
Chief Financial Officer

EXHIBIT INDEX

Exhibit		Page No. in Sequential Numbering System
A.	Press Release of NDS Group plc, dated January 29, 2002, announcing its unaudited financial results for the six months ended December 31, 2001	5

Exhibit A

NDS

Announcement

NDS GROUP PLC REPORTS CONTINUED GROWTH IN SUBSCRIBERS, REVENUES AND PROFITS FOR SECOND QUARTER

Second quarter 2002 sees delivery of further interactive applications

Highlights:

- Revenue up 5% to £56 million ($81 million)
- Operating income up 23% to £13.4 million ($19.4 million)
- Diluted cash earnings per share up 12% to 18.2p (26.4¢)
- Subscribers grow by 1.6 million in quarter
- Won Conditional Access and systems integration agreement for CNS in Taiwan
- Won Conditional Access contract for Versatel in Moscow
- Further interactive applications go live in UK, Israel, China and Latin America
- New contracts for OpenBet™ in UK and Australia
- Cablevision launch iO digital service in New York
- Very strong growth in New Technologies

London – 29 January 2002 – NDS Group plc (NASDAQ/NASDAQ Europe: NNDS), a News Corporation (NYSE: NWS, NWS.A) company and the world's leading provider of conditional access systems and interactive applications for digital pay TV, today announced its unaudited results for the quarter ended 31 December 2001 (Q2 FY02).

Commenting on NDS's performance, Dr. Abe Peled, President and Chief Executive Officer, said: "Our performance this quarter reflects continuing progress in our strategy of winning new conditional access platforms and deploying interactive applications for our current customers. We are particularly pleased with the year-on-year four-fold increase in revenues from new technologies, which provides tangible evidence that this revenue stream can become a significant driver of NDS's future growth."

Rick Medlock, Chief Financial Officer, added: "The excellent financial performance, including our highest ever quarterly profits, further illustrates the strength of NDS's business strategy. It has been a quarter of intense activity to deliver projects for existing customers and launch interactive applications for new customers. These achievements, plus the benefits of tight cost control, have enabled us to deliver an outstanding financial performance and strong cash generation".

Key Statistics

	3 months to 31 December 2001	3 months to 31 December 2000	% growth	6 months to 31 December 2001	6 months to 31 December 2000	% growth
£'000						
Revenues	55,582	52,735	+5%	115,649	107,367	+8%
Operating Income, before goodwill	13,351	10,822	+23%	25,712	21,743	+18%
Operating Margin %	24.0%	20.5%	+3.5%	22.2%	20.3%	+1.9%
Net Income	8,240	8,067	+2%	15,826	15,611	+1%
Diluted cash EPS	18.2p	16.2p	+12%	35.1p	30.6p	+15%
$'000						
Revenues	80,594	76,466	+5%	167,691	155,682	+8%
Operating Income, before goodwill	19,359	15,692	+23%	37,282	31,527	+18%
Operating Margin %	24.0%	20.5%	+3.5%	22.2%	20.3%	+1.9%
Net Income	11.948	11,697	+2%	22,948	22,636	+1%
Diluted cash EPS	26.4¢	23.5¢	+12%	50.9¢	44.4¢	+15%
Subscribers						
Net Subscriber Additions	1.6 million	2.0 million		2.8 million	3.5 million	
Subscribers at end of period	27.3 million	22.0 million		27.3 million	22.0 million	

1. For the convenience of the reader only, pounds sterling amounts for all periods have been translated into US dollar amounts at the exchange rate of US$1.45 = £1.00, the closing rate of exchange on 31 December 2001.

2. The Company has defined operating income before charges for the amortisation of goodwill as a key measure of operating performance, so that period on period comparisons are not distorted by the impact of the goodwill amortisation charge arising from the acquisition of Orbis Technology Limited ("Orbis") on 1 December 2000. Operating income after goodwill amortisation can be found in the attached tables.

3. In the opinion of management, the financial statements reflect all adjustments of a normal and recurring nature, which are necessary to present fairly the financial position, results of operations and cashflows for the interim periods. The financial statements should be read in conjunction with the audited consolidated financial statements as of 30 June 2001.

4. Prior period results consolidate Orbis from 1 December 2000.

5. Figures for diluted cash earnings per share are calculated based on net profit after adjusting for amortisation of goodwill so as to provide a more meaningful period-on-period comparison.

6. Diluted cash EPS is based on the diluted weighted average number of shares potentially in issue during the period, as calculated under UK GAAP. For the 6 months ended 31 December 2001 there was a diluted weighted average of 54,898,733 shares potentially in issue. As at 31 December 2001 there were 53,316,385 shares in issue.

Operational Review

As at 31 December 2001 approximately 27.3 million set-top boxes containing NDS technology were in use worldwide, up from 24.5 million at 30 June 2001 and 25.7 million at 30 September 2001. Despite the continued uncertainty in the worldwide economy, customers in North America, UK and Israel have driven this growth and these areas have off-set weaker performance in Latin America.

We have announced that China Network Systems (CNS), Taiwan's leading cable TV service provider, has selected NDS to provide conditional access, broadcast control and systems integration services for the digital transition for their digital cable TV network upgrade. We will licence NDS set-top box middleware and our Value@TV™ infrastructure. CNS will commence the digital upgrade of cable networks in the second quarter of 2002. CNS is the leading cable TV service provider in Taiwan, with access to more than one million analog cable TV viewers currently.

During the quarter we entered into a contract to supply Versatel with our Videoguard™ conditional access for Eastern Europe's first digital cable network. Versatel will offer more than two million Moscow households access to quality digital TV services through the existing cable system, using directional microwave technology (MMDS) to reach 400 cable head-ends, thereby reaching the maximum possible users.

At the beginning of the quarter, Sky launched their Sky+ service using our XTV™ technology within a PVR device. The service has been very well received by consumers and has received very favourable comment in the press. Its initial uptake has been above our expectations.

Cablevision, our first US cable customer, has launched its iO: Interactive Optimum digital cable network in New York. Taking advantage of the functionality of NDS's Open VideoGuard™, Cablevision iO customers can enjoy a significant number of new digital broadcast channels, music audio channels, video-on-demand (VOD), and interactive television services.

We have delivered further interactive applications in the quarter. In the UK, Nickelodeon had a "Watch Your Own Week" in November which enabled viewers to vote for what programmes they wanted to see by initiating a call-back from their set-top box by pressing a button on their remote control. Alternatives were to vote by internet, phone or by phone SMS. Over 50% of the votes were initiated by the interactive application developed by NDS. Also in November, Discovery channel launched an interactive version of the Mastermind quiz show developed by NDS. MTV used an NDS application to enable viewers to vote in advance of and during the MTV Europe Music Awards. We also developed an enhanced version of the popular Banzai spoof betting programme.

In Israel, the satellite broadcaster Yes and the cable operators Matav and Tevel each launched interactive services using NDS Value@TV™ infrastructure solution.

In China, we successfully demonstrated interactive sports applications used by CCTV at the Ninth National Games of China in November and we were awarded a contract by CCTV to develop further interactive applications.

In Brazil, we have created an interactive television infrastructure that allows Sky Brazil to develop and run sophisticated applications. The first application immediately available with the launch in December was a television "portal" that allows subscribers to interact with their sets via their remote controls. Features of this portal include a customer service application where viewers have access to features such as Sky Brazil's programming highlights; a frequently asked questions page and billing information; a sports application tracking the Brazilian Soccer Championship with a schedule of upcoming games, news and highlights; a weather application with forecasts on over 300 Brazilian cities plus 20 international cities and up-to-date weather reports relating to sporting events and agriculture; an astrology portal with several options for consulting daily horoscopes, runes and other mystic applications; and various games including logic, memory games and puzzles.

Our OpenBet™ software was selected by Australia's biggest on-line gaming site, Tattersall's, to provide the technology and infrastructure for its move into the on-line sports betting market. OpenBet™ was also selected by BlueSquare for its expansion into tele-betting in the UK. Ladbrokes, also operating in the UK, selected OpenBet™ for its new 200 seat call-centre, which integrates with its on-line and interactive TV services.

We are working towards delivery in 2002 of a new integrated DTH system for SkyLife in Korea, a number of projects in China and further system enhancements for other customers.

Financial Review

Revenues for the quarter ended 31 December 2001 were £55.6 million, an increase of 5% from £52.7 million in the previous year. For the half year, revenues increased 8% from £107.4 million to £115.6 million.

Operating income for the quarter, before charges for the amortisation of goodwill, was £13.4 million, which represents a 23% increase from £10.8 million for the second quarter of the previous financial year. For the half year, operating income before amortisation of goodwill increased by 18% from £21.7 million to £25.7 million.

Conditional access revenues at £25.0 million for the quarter and £50.1 million for the half year, were lower than the same periods last year due to a decrease in the volume of smart cards supplied; it should be noted that the volume of cards supplied in the first half of FY 2001 was particularly high. The decrease in volumes this financial year reflects a slow down in the rate of subscriber growth, especially in Latin America, and also to our customers drawing down on their inventories. The base of active smart cards protecting our customers' revenues rose by 1.6 million in the quarter to 27.3 million at 31 December 2001. This compares with a rise of 1.2 million in each of the previous two quarters.

Revenues from integration, development and support for the quarter were £9.1 million, compared to £10.7 million in the second quarter of the previous financial year. For the half year this revenue stream amounted to £23.0 million compared to £19.6 million in the first half of the previous year. Deliveries in the quarter were mainly enhancements and upgrades to systems supplied in previous years.

Licence fees and royalties amounted to £8.3 million for the quarter and £17.2 million for the half year, compared to £5.5 million and £15.3 million respectively for the previous financial year. The growth reflects buoyant shipments by IRD manufacturers, the recognition of additional licence fee income upon delivery of system enhancements and on certain customers reaching subscriber growth thresholds which triggered additional licence fee payments.

Revenues from new technologies amounted to £11.7 million in the quarter and £18.3 million for the half year, compared to £2.6 million and £4.5 million respectively in the previous financial year. Some of the year-on-year growth is attributable to the contribution from Orbis for periods after 1 December 2000. New technologies' revenues amounted to 21% of total revenues for the quarter.

This includes revenues from XTV™ delivered to BSkyB and launched at the beginning of the quarter as *Sky+*. During the quarter we also reached the first key deliverable for iBlast, a data broadcasting customer in the US, and delivered additional OpenBet™ licences to Rank.

Gross margin for the quarter increased to 68.8% compared with 64.3% in the corresponding period last year. For the half year period, the gross margin improved from 62.3% to 67.2%. Although margins from conditional access were lower, due to the mix of customers and their stage in the smart card life cycle, overall margins were boosted by the high licence fee and royalty income and revenue from new technologies.

The increases in sales & marketing and research & development expenditure from the previous financial year primarily reflect headcount increases made last year, including the effect of the Orbis acquisition in December 2000. During the current quarter, headcount was steady at about 1,360. However we have made some changes in staff deployment, moving some key software development activities to our centres in Bangalore and Beijing, strengthening our customer delivery activities and increasing the focus of our marketing activities. We have increased management scrutiny of discretionary expenditure and taken steps to delay or cancel items of expenditure in non-core areas. We are constantly focussed on the need to ensure that we have the right balance between adding resources to support the increasing number of customers, the expansion of the range and complexity of both markets and products, and the need to contain cost growth.

Amortisation of goodwill expense increased from £0.8 million in the same quarter last year to £1.7 million in the second quarter of this financial year, reflecting amortisation of the goodwill arising from the acquisition of Orbis in December 2000.

Diluted earnings per share for the quarter, adjusted to eliminate distortions caused by the amortisation of goodwill rose 12% from 16.2p to 18.2p.

Stock levels remain high as we have been procuring smart cards for planned card upgrades. Debtor collection has remained strong, enabling us to continue to generate cash and we ended the quarter with free cash balances of £62.6 million.

About NDS

NDS Group plc is the leading supplier of open conditional access software and interactive systems for the secure delivery of entertainment and information to television set-top boxes and personal computers. The company also develops secure datacasting solutions for the distribution of data and multimedia. See www.nds.com for more information.

Cautionary Statement Concerning Forward-looking Statements
The statements contained in this release which are not historical facts may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to the plans, projections or future performance of NDS, which involve certain risks and uncertainties, including risk of market acceptance, the effect of economic conditions, possible regulatory changes, technological developments, the impact of competitive pricing and the ability of NDS and its commercial partners to develop systems and solutions which meet the needs of the broadcasting industry in a timely and cost-efficient manner, as well as certain other risks and uncertainties which are detailed in NDS's filings with the SEC. Company or product names have been used for identification purposes only and may be the trademarks or registered trademarks of their respective companies.

Contact:

NDS Group plc
Margot Field (Media)
Tel: (+44) 0208 476 8158
E-mail: mfield@ndsuk.com

TSI Communications UK
Louise Smart
Tel: (+44) 0207 898 3429
E-mail: lsmart@golinharris.com

TSI Communications US
Audrey Mann Cronin
Tel: (212) 309 1418
E-mail: acronin@golinharris.com

CONFERENCE CALL

Dr. Abe Peled, President and Chief Executive Officer and Rick Medlock, Chief Financial Officer, will host a conference call to discuss this announcement and answer questions at 2:00pm UK time (9:00am Eastern time) on Tuesday 29 January 2002.

UK & International: (+44) 0208 401 1043
UK only free phone: 0500 101630
(Instant Replay: +44 208 288 4459 - Passcode: 637252)

USA Tollfree phone: (800) 482 2225
(Instant Replay: (800) 625 5288 - Passcode: 1430502)

The audio replay for the call will also be available on the NDS website www.nds.com

{Tables follow}

NDS GROUP PLC
UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE THREE MONTHS ENDED 31 DECEMBER 2001

	Notes	3 months ended 31 December 2001 £'000	3 months ended 31 December 2000 £'000
Revenues			
Conditional access		24,994	32,664
Integration, development & support		9,060	10,731
Licence fees & royalties		8,284	5,486
New technologies		11,660	2,626
Other revenue		1,584	1,228
Total revenues		55,582	52,735
Cost of sales			
Smart card & changeover provisions		(9,523)	(11,395)
Operations & support		(5,620)	(4,596)
Royalties		(1,273)	(1,502)
Other		(947)	(1,327)
Total cost of sales		(17,363)	(18,820)
Gross profit		38,219	33,915
Gross profit %		*68.8%*	*64.3%*
Operating expenses, excluding goodwill amortisation			
Sales & marketing expenses		(3,876)	(3,385)
Research & development		(16,442)	(14,928)
General & administration		(4,550)	(4,780)
Total		(24,868)	(23,093)
Operating income, before goodwill amortisation		**13,351**	**10,822**
Operating income %		*24.0%*	*20.5%*
Amortisation of goodwill		(1,723)	(760)
Operating profit		11,628	10,062
Net interest income		620	1,234
Profit on ordinary activities before tax		12,248	11,296
Taxation		(4,008)	(3,229)
Net profit		**8,240**	**8,067**

	Notes	2001	2000
Earnings per share	*2*		
Basic		15.5p	15.3p
Diluted		15.1p	14.8p
Adjusted earnings per share			
Basic		18.7p	16.7p
Diluted		18.2p	16.2p

NDS GROUP PLC
UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE SIX MONTHS ENDED 31 DECEMBER 2001

	Notes	6 months ended 31 December 2001 £'000	6 months ended 31 December 2000 £'000	Year ended 30 June 2001 £'000
Revenues				
Conditional access		50,138	63,574	122,862
Integration, development & support		23,049	19,553	38,282
Licence fees & royalties		17,156	15,336	31,870
New technologies		18,274	4,506	15,069
Other revenue		7,032	4,398	7,545
Total revenues		115,649	107,367	215,628
Cost of sales				
Smart card & changeover provisions		(17,548)	(21,675)	(41,983)
Operations & support		(12,612)	(10,761)	(23,681)
Royalties		(2,184)	(3,405)	(5,258)
Other		(5,560)	(4,597)	(5,754)
Total cost of sales		(37,904)	(40,438)	(76,676)
Gross profit		77,745	66,929	138,952
Gross profit %		*67.2%*	*62.3%*	*64.4%*
Operating expenses, excluding goodwill amortisation				
Sales & marketing expenses		(8,444)	(6,347)	(14,417)
Research & development		(33,971)	(30,390)	(65,164)
General & administration		(9,618)	(8,449)	(15,601)
Total		(52,033)	(45,186)	(95,182)
Operating income, before goodwill amortisation		**25,712**	**21,743**	**43,770**
Operating income %		*22.2%*	*20.3%*	*20.3%*
Amortisation of goodwill		(3,446)	(1,102)	(4,590)
Operating profit		22,266	20,641	39,180
Share of associate's operating profit		-	-	5
Net interest income		1,283	1,427	2,098
Profit on ordinary activities before tax		23,549	22,068	41,283
Taxation		(7,723)	(6,457)	(12,154)
Net profit		**15,826**	**15,611**	**29,129**

	Notes	6 months ended 31 December 2001	6 months ended 31 December 2000	Year ended 30 June 2001
Earnings per share	*2*			
Basic		29.7p	29.6p	55.1p
Diluted		28.8p	28.6p	52.8p
Adjusted earnings per share				
Basic		36.2p	31.7p	63.8p
Diluted		35.1p	30.6p	61.1p

NDS GROUP PLC
UNAUDITED CONSOLIDATED BALANCE SHEET
AS AT 31 DECEMBER 2001

	Notes	31 December 2001 £'000	31 December 2000 £'000	30 June 2001 £'000
Fixed assets				
Investments		2,244	1,215	1,839
Goodwill		63,681	65,274	67,127
Tangible assets		19,681	18,257	20,698
		85,606	84,746	89,664
Current assets				
Stocks		25,162	17,637	22,438
Deferred tax asset		2,726	3,394	2,899
Debtors due within one year		50,539	62,372	50,098
Cash	3	76,974	39,175	65,337
		155,401	122,578	140,772
Creditors				
Amounts falling due within one year		(81,933)	(87,752)	(89,480)
Net current assets		73,468	34,826	51,292
Total assets less current liabilities		159,074	119,572	140,956
Creditors				
Amounts falling due after one year		(1,594)	(1,500)	(1,684)
Provisions for liabilities and charges		(16,381)	(11,728)	(13,406)
Net assets		141,099	106,344	125,866
Equity and capital reserves	4			
Equity share capital		335	331	334
Share premium		148,418	126,464	145,534
Shares to be issued		19,670	36,516	22,336
Profit and loss account		(202,589)	(232,232)	(217,603)
Capital contribution		133,265	133,265	133,265
		99,099	64,344	83,866
Non-equity capital		42,000	42,000	42,000
Total capital employed		141,099	106,344	125,866

NDS GROUP PLC
UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED 31 DECEMBER 2001

	3 months ended 31 December 2001 £'000	6 months ended 31 December 2001 £'000	Year ended 30 June 2001 £'000
Operating profit	11,628	22,266	39,180
Non-cash operating costs	4,451	8,187	12,868
Movement in working capital	2,493	(12,060)	1,919
Net cash inflow from operating activities	18,572	18,393	53,967
Net interest received	620	1,330	2,098
Tax paid	(3,079)	(4,578)	(9,170)
Capital expenditure	(1,192)	(3,251)	(11,187)
Acquisitions and disposals	-	(405)	551
Proceeds from issue of shares	147	148	1,670
Cash generated	**15,068**	**11,637**	**37,929**
Interest-bearing deposits with News Corporation	-	-	5,674
Restricted cash deposits	-	-	(14,403)
Increase in free cash balances	15,068	11,637	29,200
Free cash, beginning of period	47,503	50,934	21,734
Free cash, end of period	62,571	62,571	50,934

NOTES

1. Basis of preparation and presentation

These unaudited financial statements have been prepared using the accounting policies disclosed in the consolidated financial statements for the year ended 30 June 2001 which are in compliance with UK GAAP. They do not constitute statutory accounts. Figures for 30 June 2001 and for the year ended on that date have been extracted from the consolidated financial statements of NDS Group plc on which the auditors gave an unqualified audit report.

2. Earnings per share

In addition to earnings per share calculated on the basis of net profit for the year, figures are also presented for earnings per share adjusted to eliminate the distortions caused by amortisation of goodwill. A reconciliation of the profits used in the calculations is as follows:

	3 months ended 31 December	
	2001	**2000**
	£'000	**£'000**
Net profit	8,240	8,067
Add back amortisation of goodwill	1,723	760
Adjusted net profit	9,963	8,827

	6 months ended 31 December		Year ended 30 June
	2001	**2000**	**2001**
	£'000	**£'000**	**£'000**
Net profit	15,826	15,611	29,129
Add back amortisation of goodwill	3,446	1,102	4,590
Adjusted net profit	19,272	16,713	33,719

The weighted average number of shares and the weighted average number of potential shares in issue for each period (including potential shares to be issued in connection with the acquisition of Orbis Technology Limited ("Orbis")) have been determined in accordance with FRS 14. These quantities are therefore a function of, amongst other things, the average quoted share price for the period. The figures used in the calculations are as follows:

Period	Weighted average shares in issue	Weighted average number of potential shares
3 months to 31 December 2000	52,741,114	54,642,969
3 months to 31 December 2001	53,266,164	54,667,447
6 months to 31 December 2000	52,670,828	54,574,524
6 months to 31 December 2001	53,255,308	54,898,733
Year ended 30 June 2001	52,824,956	55,197,631

3. Cash

	31 December 2001 £'000	31 December 2000 £'000	30 June 2001 £'000
Restricted cash deposits	14,403	15,000	14,403
Freely available cash	62,571	24,175	50,934
	76,974	39,175	65,337

Restricted cash deposits are amounts held in an interest bearing account with the Company's bank as security to support guarantees given by the bank in connection with the Series A Guaranteed Loan Notes issued in connection with the acquisition of Orbis.

4. Share capital and reserves

Movements on consolidated capital and reserves and reconciliation of movements in shareholders' funds for the 6 months ended 31 December 2001 are as follows:

	Equity share capital £'000	Share premium £'000	Non-equity share capital £'000	Shares to be issued £'000	Capital contribution £'000	Profit and loss account £'000	Total shareholders' funds £'000
As at 30 June 2001	334	145,534	42,000	22,336	133,265	(217,603)	125,866
Profit for the period	-	-	-	-	-	15,826	15,826
Issue of shares for cash	-	219	-	-	-	(71)	148
Acquisition of Orbis	1	2,665	-	(2,666)	-	-	-
Other movements	-	-	-	-	-	49	49
Foreign exchange movement	-	-	-	-	-	(790)	(790)
As at 31 December 2001	335	148,418	42,000	19,670	133,265	(202,589)	141,099

The consideration payable in connection with the acquisition of Orbis on 1 December 2000 is dependent upon the revenues and profitability of Orbis for the two years ended 31 March 2002 and is payable in several instalments. "Shares to be issued" represents an estimate of the amounts to be settled in shares, based on the fair value of those shares as at the date of acquisition and the movement in the period represents shares actually issued.

Shares issued for cash resulted from the exercise of share options by certain employees.

As at 31 December 2001 there were 53,316,385 shares in issue.

{ENDS}